UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 12)
Under the Securities Exchange Act of 1934

Putnam Municipal Opportunities Trust (PMO)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

746922103

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 746922103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  5,885,238

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  5,885,238

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

5,885,238

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

13.73%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 12 ("Amendment No. 12") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 5,885,238 shares of Putnam Municipal Opportunities Trust on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 13.73% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of Putnam Municipal Opportunities Trust fits the investment guidelines for various Accounts. Shares have been acquired since April 21, 2005.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 5,885,238 shares or 13.73% of the outstanding shares. George W. Karpus presently owns 222,615 shares. Mr. Karpus purchased shares on May 13, 2005 at $11.88 (3000 shares), May 18, 2005 at $11.96 (3000 shares), June 13, 2005 at $11.90 (4000 shares), August 22, 2005 at $11.81 (400 shares), August 23, 2005 at $11.79 (800 shares), August 24, 2005 at $11.81 (550 shares), August 25, 2005 at $11.81 (550 shares), August 26, 2005 at $11.82 (450 shares), August 29, 2005 at $11.82 (600 shares), August 30, 2005 at $11.81 (700 shares), August 31, 2005 at $11.78 (550 shares), September 1, 2005 at $11.79 (150 shares), January 17, 2007 at $11.98 (3000 shares), June 19, 2008 at $10.78 (110 shares), June 20, 2008 at $10.62 (70 shares), June 26, 2008 at $10.74 (3000 shares), December 11, 2008 at $7.98 (29200 shares), December 12, 2008 at $7.76 (2100 shares), December 15, 2008 at $7.82 (10800 shares), December 23, 2008 at $8.55 (7000 shares), February 10, 2009 at $9.24 (2200 shares), February 25, 2009 at $9.01 (5200 shares), February 26, 2009 at $9.07 (11100 shares), March 10, 2009 at $9.04 (7635 shares), March 17, 2009 at $9.09 (3000 shares), March 25, 2009 at $9.20 (275 shares), June 12, 2009 at $10.05 (3400 shares), June 15, 2009 at $10.02 (3800 shares), June 25, 2009 at $10.05 (2472 shares), July 20, 2009 at $10.10 (1559 shares), July 21, 2009 at $10.15 (9314 shares), July 22, 2009 at $10.11 (12600 shares), August 7, 2009 at $10.31 (4624 shares), August 10, 2009 at $10.31 (5100 shares), September 18, 2009 at $11.30 (1000 shares), Septmeber 24, 2009 at $11.33 (6400 shares), Septmeber 25, 2009 at $11.34 (2300 shares), October 1, 2009 at $11.43 (274 shares), October 2, 2009 at $11.44 (3000 shares), October 5, 2009 at $11.51 (600 shares), October 6, 2009 at $11.54 (900 shares), October 8, 2009 at $11.47 (400 shares), October 9, 2009 at $11.36 (3200 shares), October 12, 2009 at $11.24 (3500 shares), October 14, 2009 at $11.20 (1800 shares), October 15, 2009 at $11.03 (5126 shares), August 3, 2010 at $11.75 (300 shares), November 11, 2010 at $11.56 (5900 shares), November 12, 2010 at 11.52 (800 shares), November 15, 2010 at $11.38 (2700 shares), August 8, 2011 at $10.99 (6800 shares), August 9, 2011 at $10.97 (11000 shares), and on August 10, 2011 at $11.19 (478 shares). Mr. Karpus had 38,857.197 shares transferred in on February 26, 2008 and 1,330 shares transferred in on November 19, 2010. Mr. Karpus sold shares on November 30, 2005 at $11.15 (7000 shares), February 17, 2006 at $11.85 (50 shares), February 22, 2006 at $11.92 (100 shares), February 23, 2006 at $11.92 (100 shares), February 24, 2006 at $11.93 (100 shares), March 17, 2006 at $11.91 (50 shares), March 31, 2006 at $11.79 (150 shares), April 5, 2006 at $11.80 (100 shares), April 6, 2006 at $11.81 (300 shares), April 10, 2006 at $11.77 (200 shares), April 12, 2006 at $11.76 (50 shares), April 13, 2006 at $11.73 (50 shares), April 17, 2006 at $11.68 (100 shares), April 28, 2006 at $11.68 (50 shares), May 9, 2006 at $11.67 (50 shares), July 20, 2007 at $12.57 (2736 shares), October 26, 2007 at $11.55 (200 shares), February 26, 2008 at $11.19 (1.197 shares), February 29, 2008 at $10.76 (2100 shares), and on March 3, 2008 at $10.92 (1800 shares). Dana R. Consler presently owns 2,567 shares. Mr. Consler purchased shares on November 11, 2008 at $9.48 (350 shares), December 16, 2008 at $7.82 (200 shares), April 1, 2009 at $9.33 (200 shares), May 14, 2009 at $10.03 (300 shares), October 12, 2009 at $11.24 (100 shares), October 22, 2009 at $11.09 (200 shares), August 3, 2010 at $11.75 (100 shares), November 11, 2010 at $11.51 (200 shares), November 15, 2010 at $11.37 (200 shares), and on October 3, 2011 at $11.74 (1000 shares). Mr. Consler had 117 shares transferred in on September 17, 2008. Mr. Consler sold shares on December 15, 2011 at $12.04 (400 shares). JoAnn Van Degriff presently owns 20,139 shares. Ms. Van Degriff purchased shares on June 30, 2005 at $12.00 (1500 shares), August 12, 2005 at $11.82 (700 shares), January 3, 2007 at $11.96 (800 shares), January 5, 2009 at $9.00 (2500 shares), April 24, 2009 at $9.74 (100 shares), June 2, 2009 at $10.10 (800 shares), June 4, 2009 at $10.12 (200 shares), June 5, 2009 at $10.11 (300 shares), June 16, 2009 at $10.03 (400 shares), June 17, 2009 at $10.01 (200 shares), June 18, 2009 at $10.08 (300 shares), June 23, 2009 at $10.02 (200 shares), June 24, 2009 at $10.04 (100 shares), June 29, 2009 at $9.90 (100 shares), October 9, 2009 at $11.36 (200 shares), October 12, 2009 at $11.24 (300 shares), October 14, 2009 at $11.20 (200 shares), October 15, 2009 at $11.03 (100 shares), November 2, 2009 at $10.99 (900 shares), November 5, 2009 at $11.03 (100 shares), November 18, 2009 at $10.97 (100 shares), November 11, 2010 at $11.50 (1500 shares), November 12, 2010 at $11.46 (200 shares), November 15, 2010 at $11.38 (500 shares), August 9, 2011 at $10.97 (1400 shares), October 3, 2011 at $11.75 (1700 shares), and on October 4, 2011 at $11.67 (400 shares). Ms. Van Degriff sold shares on February 24, 2006 at $11.93 (50 shares), March 31, 2006 at $11.79 (50 shares), April 5, 2006 at $11.80 (50 shares), April 6, 2006 at $11.81 (50 shares), April 10, 2006 at $11.77 (50 shares), April 28, 2006 at $11.68 (50 shares), July 20, 2007 at $12.57 (794 shares), October 26, 2007 at $11.55 (100 shares), March 3, 2008 at $10.92 (100 shares), August 21, 2008 at $10.83 (206 shares), August 21, 2008 at $10.83 (494 shares), July 17, 2009 at $10.07 (300 shares), July 21, 2009 at $10.15 (200 shares), July 22, 2009 at $10.11 (533 shares), July 23, 2009 at $10.13 (7600 shares), November 21, 2011 at $11.67 (1000 shares), November 22, 2011 at $11.73 (500 shares), December 5, 2011 at $11.73 (400 shares), December 6, 2011 at $11.73 (300 shares), and on December 7, 2011 at $11.76 (100 shares). Karpus Management Management Defined Benefit Plan presently owns 4,323 shares. The Benefit Plan purchased shares on September 16, 2008 at $11.20 (750 shares), November 11, 2007 at $9.48 (1400 shares), August 3, 2010 at $11.75 (700 shares), and on November 15, 2010 at $11.38 (700 shares). The Benefit Plan had 773 shares transferred in on February 26, 2008. Karpus Investment Management Profit Sharing Plan presently owns 11,999 shares. The Profit Sharing Plan purchased shares on September 16, 2008 at $11.20 (1175 shares), December 4, 2008 at $8.73 (2350 shares), October 22, 2009 at $11.09 (500 shares), October 30, 2009 at $10.96 (200 shares), November 2, 2009 at $10.99 (100 shares), August 6, 2010 at $11.75 (1200 shares), November 15, 2010 at $11.38 (1300 shares), October 5, 2011 at $11.65 (2400 shares), and on October 12, 2011 at $11.66 (3174 shares). The Profit Sharing Plan sold shares on November 4, 2011 at $11.71 (100 shares), November 7, 2011 at 11.73 (150 shares0, and on November 9, 2011 at $11.73 (150 shares). Karpus Management, Inc. presently owns 24,698 shares. Karpus Management, Inc. purchased shares on June 3, 2005 at $12.07 (1500 shares), November 22, 2006 at $11.76 (50 shares), November 27, 2006 at $11.87 (500 shares), November 28, 2006 at $11.91 (50 shares), October 27, 2008 at $9.56 (200 shares), October 29, 2008 at $9.53 (900 shares), November 3, 2008 at $9.25 (600 shares), November 11, 2008 at $9.48 (150 shares), November 14, 2008 at $9.45 (100 shares), November 17, 2008 at $9.44 (200 shares), November 18, 2008 at $9.45 (100 shares), January 14, 2009 at $9.11 (300 shares), February 17, 2009 at $9.26 (300 shares), February 18, 2009 at $9.20 (300 shares), February 19, 2009 at $9.18 (400 shares), February 20, 2009 at $9.06 (400 shares), May 13, 2009 at $10.01 (200 shares), July 27, 2009 at $10.14 (2000 shares), Septmeber 28, 2009 at $11.37 (400 shares), October 2, 2009 at $11.44 (400 shares), October 9, 2009 at $11.36 (600 shares), October 12, 2009 at $11.24 (400 shares), October 14, 2009 at $11.20 (200 shares), November 12, 2009 at $11.00 (200 shares), December 7, 2010 at $11.11 (500 shares), December 10, 2010 at $10.76 (400 shares), . Karpus Management, Inc. had 2772.526 shares transferred in on February 26, 2008. Karpus Management, Inc. sold shares on March 31, 2006 at $11.79 (50 shares), April 6, 2006 at $11.81 (50 shares), April 10, 2006 at $11.77 (50 shares), July 20, 2007 at $12.57 (574 shares), February 26, 2008 at $11.20 (0.526 shares), February 28, 2008 at $10.91 (700 shares), February 29, 2008 at $10.76 (500 shares), March 3, 2008 at $10.92 (100 shares), November 14, 2011 at $11.75 (200 shares), November 15, 2011 at $11.76 (300 shares), November 21, 2011 at $11.67 (1000 shares), December 5, 2011 at $11.73 (800 shares), December 6, 2011 at $11.73 (400 shares), December 7, 2011 at $11.76 (100 shares), and on December 12, 2011 at $11.87 (500 shares). None of the other principals of KIM presently own shares of PMO.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

 Date Shares Price Per Share
 10/24/2011 (485)  $11.81
 10/25/2011 (200)  $11.75
 10/26/2011 (21700)  $11.79
 10/27/2011 (13131)  $11.80
 10/28/2011 (4931)  $11.75
 10/31/2011 (18571)  $11.75
 11/1/2011 (11045)  $11.75
 11/2/2011 (3258)  $11.78
 11/3/2011 (12350)  $11.80
 11/4/2011 (5358)  $11.83
 11/7/2011 (12444)  $11.85
 11/8/2011 (10848)  $11.87
 11/9/2011 (19787)  $11.85
 11/10/2011 (18950)  $11.88
 11/11/2011 (3016)  $11.87
 11/14/2011 (15525)  $11.87
 11/15/2011 (15229)  $11.87
 11/16/2011 (3651)  $11.85
 11/17/2011 (10376)  $11.86
 11/18/2011 (13815)  $11.85
 11/21/2011 (24524)  $11.79
 11/22/2011 (15568)  $11.85
 11/23/2011 (7211)  $11.82
 11/25/2011 (2792)  $11.83
 11/28/2011 (1803)  $11.85
 11/29/2011 (18500)  $11.82
 11/30/2011 (19028)  $11.79
 12/1/2011 (31400)  $11.78
 12/2/2011 (36425)  $11.80
 12/5/2011 (90211)  $11.85
 12/6/2011 (34300)  $11.85
 12/7/2011 (33011)  $11.88
 12/8/2011 (4185)  $11.89
 12/9/2011 (8749)  $11.94
 12/12/2011 (17878)  $11.99
 12/13/2011 (37167)  $11.99
 12/14/2011 (10977)  $12.03
 12/15/2011 (11800)  $12.04
 12/16/2011 (29399)  $12.05
 12/19/2011 (8651)  $12.03
 12/20/2011 (17764)  $12.06
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the PMO securities.

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Sharon Thornton
Title:   Senior Director of Investments
Date:   December 30, 2011